NEWS RELEASE

Pan American Silver Receives Investment Canada Regulatory Approval for the Sale of La Arena
Vancouver, B.C. - November 5, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American") today announced that the sale of its 100% interest in La Arena S.A. ("La Arena"), which owns the La Arena gold mine as well as the La Arena II project in Peru, to Jinteng (Singapore) Mining Pte. Ltd., a subsidiary of Zijin Mining Group Co., Ltd. (collectively, "Zijin"), has received approval from the Government of Canada under the Investment Canada Act. The approval is subject to a joint undertaking from Pan American and Zijin to enter into an offtake agreement in respect of the La Arena II project, which will enable Pan American to secure 60% of the future copper concentrate supply from the La Arena II project on commercial terms for sale in North American markets, following the commencement of commercial production.
The transaction now has all of the necessary regulatory approvals and is expected to close by the end of the fourth quarter of 2024. Under the terms of the agreement for the La Arena sale, upon closing, Zijin will pay US$245 million in cash and grant to Pan American a life-of-mine gold net smelter return royalty of 1.5% for the La Arena II project. Upon commencement of commercial production from the La Arena II project, the agreement provides for an additional contingent payment from Zijin of US$50 million in cash.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the successful completion of the sale of La Arena and the closing date for such completion; the anticipated commencement of production from the La Arena II project, if any; and the amount of supply of copper concentrates from the La Arena II project and future sales of any such copper concentrates within North American markets.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: the ability to satisfy the closing conditions to complete the sale of La Arena; tonnage of ore to be mined and processed from the La Arena II project, if any; future anticipated prices for gold and other metals and assumed foreign exchange rates; ore grades and recoveries from the La Arena II project; capital costs for the La Arena II project and the availability of capital for development and construction; and all necessary permits, licenses and regulatory approvals for the La Arena II project are received in a timely manner. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including

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NEWS RELEASE

transportation); fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); development and construction risks; risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in Peru, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Peru, including legal restrictions relating to mining; risks relating to expropriation; and competition in the mining industry for equipment and qualified personnel. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management's current views of our near- and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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